Exhibit 99.1

October 21, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Changes in Holdings of Atrium European Real Estate Limited and Citycon Oyj.

The Company is pleased to report the following changes in its holdings in Atrium European Real Estate Limited (“ATR”)1:

(1)	On October 20, 2014, a wholly-owned subsidiary of the Company purchased 1,436,429 ATR shares at an average price of EUR 3.963 per share for a total cost of approximately EUR 5,692,600.

As a result of the aforementioned acquisition, the Company (through wholly-owned subsidiaries), now holds 153,996,357 ATR shares that, to the best of its knowledge, comprise 41.03% of ATR’s share capital and voting rights (approximately 40.26% on a fully-diluted basis).

The Company is also pleased to report the following changes in its holdings in Citycon Oyj. (“CTY”)2:

(1)	On October 20, 2014, the Company purchased 1,103,849 CTY shares at an average price of EUR 2.4319 per share for a total cost of approximately EUR 2,684,500.

(2)	On October 21, 2014, the Company purchased an additional 40,000 CTY shares at an average price of EUR 2.5315 for a total cost of approximately EUR 101,000.

As a result of the aforementioned acquisitions, the Company now holds 251,757,526 CTY shares that, to the best of its knowledge, comprise 42.43% of CTY’s share capital and voting rights (approximately 41.75% on a fully-diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our

[1]	A company whose shares are traded on the Vienna Stock Exchange in Austria and on the Euronext Amsterdam in Holland.
[2]	A company whose shares are traded on the Helsinki Stock Exchange in Finland.

control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.